

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Jose Rafael Fernandez
President and Chief Executive Officer
OFG BANCORP
254 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

      Re: OFG BANCORP
         Form 10-K for the Fiscal Period ending December 31, 2019
         Filed March 3, 2020
         Form 10-Q for the Quarterly Period ending September 30, 2020
         Filed November 6, 2020
         Form 8-K
         Filed October 23, 2020
         File No. 001-12647

Dear Mr. Fernandez:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance